March 13, 2007


By facsimile to (415) 983-1200 and U.S. Mail


Mr. Kirk A. Benson
Chairman and Chief Executive Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, UT 84095

Re:	Headwaters Incorporated
	Pre-effective Amendment 1 to Registration Statement on Form
S-4
	Filed March 5, 2007
	File No. 333-140067
Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and other Exchange Act reports incorporated by reference
File No. 1-32459

Dear Mr. Benson:

	We reviewed the filings and have the comments below.

S-4

Prospectus` Outside Front Cover Page

1. The cover page is still hard to read. Please consider moving the definitions in the first paragraph to the summary section since it is clear from the context what these definitions mean on the cover page.

2. Disclosure states that holders may convert the new securities into cash and, at Headwaters` option, shares of common stock. Revise to indicate that holders may convert the new securities into cash and, at Headwaters` option, cash, common stock, or a combination of cash and common stock. We note the disclosure on page 9 and elsewhere.

Material Differences Between the Old Securities and the New
Securities, page 7

3. We note your response to prior comment 9 which we believe is limited to discussing only the impact of the modification on cash flows and whether or not it meets the 10% threshold to be considered substantially different. Your response did not address the impact of adding specific conversion terms to the new securities as contemplated in EITF 06-06. Tell us how you considered the difference between the fair value of any embedded conversion options immediately before and after the modification and how this compares to the carrying value of the old securities. Please provide us your analysis of EITF 06-06.

4. We note the responses to prior comments 12 and 14. The disclosure does not appear comprehensible, however, without an example.
Please
provide an example at "Payment upon conversion" and "Conversion
Rate
Adjustment upon Certain Fundamental Changes."

U.S. Federal Income Taxation, page 19

5. We note the response to prior comment 8. Please revise to state counsel`s opinion. You may cite any uncertainties contained in counsel`s opinion.

6. Refer to prior comment 16. As requested previously, delete the word "generally" in the third full paragraph on page 19.

Risk Factors, page 23

7. We note your risk factor that discusses your ability to service debt, including the new securities, is dependent on the results of operations of your subsidiaries and their ability to provide you cash. You further discuss that dividends, loans, or other distributions from your subsidiaries may be subject to contractual and other restriction. Please expand your risk factor to discuss whether or not there are currently any such restrictions, the nature of those restrictions, and how you plan to overcome these restrictions to service your debt.

Other

8. Explain to us how you considered the requirements for Schedule I of Article 5-04 of Regulation S-X in determining whether parent only financial statements should be included in the your Form 10-K. In your response provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions, or revise to include the condensed financial information of the registrant as required.

8-K dated and filed January 22, 2007

Exhibit 10.1

9. Refer to prior comment 42. Since the exhibit was filed as an exhibit to the current report on Form 8-K, please refile by amendment to the 8-K the exhibit in its entirety before requesting acceleration of the registration statement`s effectiveness.

Closing

	File amendments to the S-4 and the 8-K dated and filed
January
22, 2007 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings.
Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Headwaters and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Headwaters acknowledging that:

* Headwaters is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Headwaters may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Headwaters provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on accounting comments to Melissa
N.
Rocha, Staff Accountant, at (202) 551-3854 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Linda C. Williams, Esq.
	Pillsbury Winthrop Shaw Pittman LLP
	50 Fremont Street
	San Francisco, CA 94105



Mr. Kirk A. Benson
March 13, 2007
Page 1





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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE